UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10447

COTERRA ENERGY INC.

(Exact name of registrant as specified in its charter)

Three Memorial City Plaza

840 Gessner Road, Suite 1400

Houston, Texas 77024

(281) 589-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value

3.90% Senior Notes due 2027

4.375% Senior Notes due 2029

5.60% Senior Notes due 2034

5.40% Senior Notes due 2035

5.90% Senior Notes due 2055

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.10 par value:	1

3.90% Senior Notes due 2027	87

4.375% Senior Notes due 2029	89

5.60% Senior Notes due 2034	62

5.40% Senior Notes due 2035	66

5.90% Senior Notes due 2055	69

Pursuant to the requirements of the Securities Exchange Act of 1934, Coterra Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 19, 2026	By:	/s/ Marcus G. Bolinder
	Name:	Marcus G. Bolinder
	Title:	Corporate Secretary